[Chapman and Cutler LLP Letterhead]

March 28, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 8, 2023 (the “Registration Statements”). The Registration Statement relates to the Innovator Premium Income 10 Barrier ETF™ – April, Innovator Premium Income 20 Barrier ETF™ – April, Innovator Premium Income 30 Barrier ETF™ – April and Innovator Premium Income 40 Barrier ETF™ – April (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests that the Funds confirm, but for the respective level of the Barrier, there are no material differences between the Funds.

Response to Comment 1

The Funds confirm the disclosure relating to the Funds is identical, with the exception of the level of the respective Barrier.

Comment 2 – Cover Page

The Staff notes certain revisions were made to the “Barrier” sub-bullet point on the cover page in accordance with prior comments given by the Staff. The Staff notes that certain disclosure regarding the entirety of the downside exposure was deleted, and requests that the Funds to consider including such disclosure for clarity purposes.

Response to Comment 2

The Funds have revised the above-referenced disclosure in accordance with the Staff’s comments, as follows:

“Shareholders will be subject to the entirety (i.e., one-to-one ) of the downside exposure of the U.S. Equity Index’s performance calculated from the commencement of the Outcome Period to the final day of the Outcome Period if, at the conclusion of the Outcome Period, the U.S. Equity Index has breached the Barrier.”

Comment 3 – Additional Information About the Fund’s Principal investment Strategies

The Staff notes that in the “Additional Information About the Fund’s Principal investment Strategies” section, the Funds included a heading to the chart titled “Investment Profile for Intra-Outcome Period Investors”. The Staff requests this heading be removed from the chart and be inserted above the paragraph immediately preceding the chart.

Response to Comment 3

The Funds have revised the above-referenced disclosure in accordance with the Staff’s comments.

Comment 4 – Additional Information About the Fund’s Principal investment Strategies

The staff requests the third sentence in the first paragraph of the “Investment Profile for Intra-Outcome Period Investors” subsection be bolded.

Response to Comment 4

The Funds have revised the above-referenced disclosure in accordance with the Staff’s comments.

Comment 5 – Additional Information About the Fund’s Principal investment Strategies

The Staff notes the Funds made certain revisions to the chart in accordance with prior comments given by the Staff. Notwithstanding such edits, the Staff still believes the second row of the chart (relating to an end of Outcome Period Barrier breach) is not clear in describing the negative scenario. The Staff requests the chart be revised to more clearly show the potential negative outcomes an intra-outcome period investor may incur. The Staff suggests the Funds consider adding a numerical example.

Response to Comment 5

The Funds have revised the above-referenced chart in accordance with the Staff’s comments as set forth in Exhibit A to this letter. However, the Funds respectfully decline to provide a numerical example to supplement the chart. The Funds believe there are certain variables, including Fund’s share price and NAV when the S&P 500 Index approaches the Barrier, that would rely on assumptions that are not possible to accurately predict. In this regard, the Funds believe that designating numbers in an example for these variables could mislead investors to believe that such numbers would represent the Funds’ performance in all circumstances.

Comment 6 – Principal Risks

The Staff requests the Funds add disclosure regarding the Initial Breach Losses and Full Breach Losses to the “Barrier Risk.”

Response to Comment 6

The Funds have revised the above-referenced disclosure in accordance with the Staff’s comments, by adding the below disclosure after the fourth sentence of the “Barrier Risk.”

“Further, while the Fund seeks to provide Initial Breach Losses at a graduated rate if the U.S. Equity Index experiences losses of between 40-41% and Full Breach Losses thereafter, such returns are not guaranteed, and if the FLEX Options fail to perform as expected, an investor could experience additional losses.”

Comment 7 – Website Disclosure

The Staff has the following comments to the Funds’ website disclosure:

1.

The references to “yield” and “yield rate” should be removed. Please refer to the December 19, 2022 registration statement filing and corresponding comments provided by the Staff. The Staff notes that website disclosure should be consistent with the disclosure accepted by the Staff in the Registration Statement.

2.	Please explain the meaning of the “No Credit Risk” box and why it is not misleading.

Response to Comment 7

The Funds have the following responses to the Staff’s comments:

1.	The Funds have revised the website disclosure to remove the references to “yield” and “yield rate.”

2.

The Funds have revised the box regarding credit risk in accordance with the Staff’s comment to refer to the fact that the Funds are not subject to the credit risk of banking institutions issuing structured notes. In this regard, the website box has been revised to read “No Bank Issuer Credit Risk.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

If the U.S. Equity Index is At or Above the Barrier at end of Outcome Period	=	Price change from the Fund’s price at the time of purchase to Fund NAV at the end of the Outcome Period[12]

If the U.S. Equity Index is Below the Barrier at end of Outcome Period	=	Price change from the Fund’s price at the time of purchase to match the entirety (i.e., one-to-one) of U.S. Equity Index price return losses at the end of the Outcome Period[2]
1.	The Fund’s NAV is expected to return to approximately the level it began the Outcome Period at if the U.S. Equity Index price level finishes at or above the Barrier level.

2.	In each case, shareholders will receive Defined Distributions on any remaining Defined Distribution Dates.